As filed with the Securities and Exchange Commission on January 13, 2010.       Registration No. 333-141904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

OJSC MMC “NORILSK NICKEL”

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2010 among OJSC MMC “Norilsk Nickel”, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 13, 2010.

Legal entity created by the agreement for the issuance of depositary shares representing  common shares of OJSC MMC “Norilsk Nickel”.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Anthony Moro

Name: Anthony Moro

Title:  Managing Director

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Pursuant to the requirements of the Securities Act of 1933, OJSC MMC “Norilsk Nickel” has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Russian Federation, on January 13, 2010.

OJSC MMC “Norilsk Nickel”

By:  /s/ Vladimir Strzhalkovsky
Name: Vladimir Strzalkovsky

Title: General Director – Chairman of the Management Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 29, 2009.

/s/ Vladimir Strzhalkovsky

 General Director – Chairman of the Management Board

Vladimir Strzhalkovsky

(Chief Executive Officer)

/s/ Dmitry Kostoyev

Deputy General Director for Finance and Economics

Dmitry Kostoyev

(Chief Financial Officer)

/s/ Lidia Lisitsina

Chief Accounting Officer

Lidia Lisitsina

/s/ Alexander Voloshin

Director

Alexander Voloshin

/s/ Andrei Bougrov

Director

Andrei Bougrov

/s/ Andrey Klishas

Director

Andrey Klishas

Director

Brad Mills

Director

Ardavan Moshiri

/s/ Maxim Sokov

Director

Maxim Sokov

/s/ Vladislav Soloviev

Director

Vladislav Soloviev

Director

Dmitry Razumov

/s/ Guerman Aliev

Director

Guerman Aliev

Director

Anton Cherny

/s/ Vasily N. Titov

Director

Vasily N. Titov

/s/ Maxim Goldman

Director

Maxim Goldman

THE BANK OF NEW YORK MELLON

Authorized Representative in the United States

By: /s/ Anthony Moro

Name: Anthony Moro

Title: Managing Director

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2010, among OJSC MMC “Norilsk Nickel”, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

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